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SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:      28 June 2004

NATIONAL GRID TRANSCO plc

(Registrant’s Name)

1-3 Strand
London
WC2N 5EH
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            [X]                                    Form 40-F            [      ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes           [      ]                                       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID TRANSCO plc
s/Richard A. Eves
By:_________________________
Name: Richard A. Eves
Title: Assistant Secretary

Date: June 28, 2004

ANNEX 1 - Summary

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange

for 28 June, 2004

National Grid Transco plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Announcement to The London Stock Exchange

DATE            DETAILS

28.6.04           Acquisition by NGT of the UK operations of Crown Castle, International, Inc.

ANNEX 2 - Copy Announcement as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcement to the London Stock Exchange

for 28 June 2004

National Grid Transco plc ('NGT')
1-3 Strand
London
WC2N 5EH
United Kingdom

EMBARGOED UNTIL 11.30 AM                                                                  28 June 2004

                                                    NATIONAL GRID TRANSCO ANNOUNCES
                                                    ACQUISITION OF CROWN CASTLE UK

o        UK operations of Crown Castle acquired for cash consideration of 1.1bn pounds*
o        In line with NGT's strategy to exploit its network management skills
o        Places NGT in a leading position in the growing mobile and broadcast infrastructure markets
o        Pre-synergies: cashflow enhancing immediately; earnings enhancing** in the first full year after completion
o        Integration savings 18m pounds per annum from combination with Gridcom UK

National Grid Transco plc ("NGT") today  announces  that it has reached  agreement on the terms of an  acquisition of the UK operations of Crown Castle International, Inc. ("Crown Castle UK") for a cash consideration of around 1.1 billion pounds *.

NGT will merge  Crown  Castle UK with  Gridcom,  its wholly  owned  subsidiary,  creating  a combined  business  that will be the major independent  provider of infrastructure to the mobile  telecommunications  operators in the UK, with a substantial  portfolio of almost
5,000 active sites.  Crown Castle UK is also one of the two providers of  infrastructure  for transmission of terrestrial  analogue and digital  television and radio in the UK and is particularly well positioned for the move towards digital  television.  The new business will initially trade under the "Crown Castle UK" brand name.

For the year ended 31 December 2003,  Crown Castle UK had earnings before  interest,  tax,  depreciation  and goodwill  amortisation of
101 million pounds*** on revenues of 233 million pounds and had net assets of 337 million pounds.

* the total  consideration  of $2,035  million  is  subject  to  normal  completion  adjustments  less an  amount  reflecting  customer prepayments.  This  adjusted USD amount has already  been bought  forward and is expected to amount to around  1.1bn pounds.  Consideration will be satisfied by general corporate debt.

** before goodwill amortisation and exceptional items

*** adjusted to exclude 5 million pounds of management fees payable to Crown Castle International, Inc. and share option expenses

Roger Urwin, Chief Executive of NGT, said:
"Crown  Castle UK is a high  quality  infrastructure  business  with low risk  characteristics.  It is a natural  extension  of our own towers and sites  business,  Gridcom,  and is clearly  consistent  with National  Grid  Transco's  core focus on owning,  operating and managing  networks.  Combining  Crown  Castle UK with  Gridcom  will,  we  believe,  create  value  from  integration  savings  and the opportunities presented by growth in the mobile and broadcast infrastructure markets."

John Kelly, Chief Executive of Crown Castle International, said:
"We are proud of the  success of our UK  operations  but  recognise  that this is the right  time for us to  realise  the value we have created so that we can focus our attention and resources on growth  opportunities  in the US. In National Grid Transco we have found an excellent long term owner of the business, for the benefit of its customers and employees."

Acquisition benefits

The acquisition of Crown Castle UK:

-        makes NGT a leader in the growing mobile and broadcast  infrastructure  markets while  exploiting NGT's core skills of owning, managing and maintaining network infrastructure;

-        is expected to enhance NGT's cash flow per share immediately following completion without taking account of synergies;

-        is expected to enhance NGT's earnings per share (before goodwill  amortisation and exceptional items),  excluding the benefits of synergies, in the first full financial year after completion; and

-        provides significant opportunities to create value from the combination of Gridcom and Crown Castle UK:

-        NGT plans to achieve  annualised  cost  savings of 18 million pounds in the mobile  infrastructure  business by the end of the first full financial year. These represent some 11 per cent of the enlarged business' controllable cost base; and
-        the  increased  scale and broader  portfolio  of  undeveloped  mobile  sites  strongly  positions  the business to exploit the expected growth in the mobile infrastructure market.

Management

Peter Abery,  currently  CEO of Crown Castle UK, will become CEO of the enlarged  business  following  completion  of the  transaction.
Steven Marshall,  currently CEO of Gridcom UK, will become COO with responsibility for managing the integration process.  Andrew Sloey, currently Finance Director of Crown Castle UK will become Finance Director of the enlarged business.

Approval process

The acquisition is conditional upon approvals from the Office of Fair Trading and from the US Federal  Communications  Commission,  and upon certain change of  control consents.  Completion is expected to take around 3 months.

Bear Stearns  International  acted as the financial  adviser to NGT on the transaction.  In addition,  Rothshild  provided  independent valuation advice to the Board of NGT.

Contact details

National Grid Transco:

Investors
Alexandra Morton                              +44 (0)20 7004 3170                 +44 (0)7768 554879(m)
Terry McCormick                               +44 (0)20 7004 3171                 +44 (0)7768 045139(m)
Louise Clamp                                  +44 (0)20 7004 3172                 +44 (0)7768 555641(m)

Media
Clive Hawkins                                 +44 (0)20 7004 3147                 +44 (0) 7836 357173

Citigate Dewe Rogerson                        +44 (0)20 7638 9571
Anthony Carlisle                              +44 (0)7973 611888(m)

An analyst presentation will be held at Cazenove, 20 Moorgate, London EC2R 6DA at 2.15pm for 2.30pm (UK time) today.

Live telephone coverage of analyst presentation - password National Grid Transco

Dial in number                                                     +44 (0)20 8322 3156

Telephone replay of the analyst presentation (available until 12 July 2004)

Dial in number                                                     +44 (0)20 7081 9440
Replay account number                                              963158
Recording number                                                   6999516

Live webcast of presentation will also be available at www.ngtgroup.com

Photographs are available on www.newscast.co.uk

Cautionary statement
This  announcement  contains certain  statements that are neither reported  financial results nor other historical  information.  These statements are  forward-looking  statements  within the meaning of Section 27A of the  Securities Act of 1933, as amended,  and Section
21E of the Securities  Exchange Act of 1934, as amended.  Because these  forward-looking  statements are subject to assumptions,  risks and  uncertainties,  actual future results may differ  materially from those expressed in or implied by such statements.  Many of these assumptions,  risks and  uncertainties  relate to factors  that are  beyond  National  Grid  Transco's  ability to control or  estimate precisely,  such  as  delays  in  obtaining  or  adverse  conditions  contained  in  regulatory  approvals,  competition  and  industry restructuring,  changes in economic  conditions,  currency  fluctuations,  changes in interest and tax rates,  changes in energy market prices, changes in historical weather patterns,  changes in laws,  regulations or regulatory policies,  developments in legal or public policy doctrines,  technological developments,  the failure to retain key management, the availability of new acquisition opportunities or the timing and success of future  acquisition  opportunities.  Other  factors that could cause actual  results to differ  materially from those  described  in this  announcement  include  the ability to  integrate  the US and UK  businesses  acquired by or merged with
National Grid Transco or to continue to realise the expected  synergies from such  integrations,  the failure for any reason to achieve reductions in costs or to achieve  operational  efficiencies,  unseasonable  weather  impacting on demand for  electricity and gas, the behaviour of UK  electricity  market  participants  on system  balancing,  the timing of amendments in prices to shippers in the UK gas market,  the performance of National Grid Transco's  pension schemes and the regulatory  treatment of pension costs,  the impact of any potential  separation and disposal by National Grid Transco of any UK gas distribution  network(s) and any adverse consequences arising from  outages on or  otherwise  affecting  energy  networks  owned  and/or  operated  by National  Grid  Transco.  For a more  detailed description of these  assumptions,  risks and uncertainties,  together with any other risk factors,  please see National Grid Transco's filings with the United States  Securities and Exchange  Commission  (and in particular the Directors'  Operating and Financial  Review section  filed with its most recent  Annual  Report on Form  20-F).  Recipients  are  cautioned  not to place  undue  reliance on these forward-looking  statements,  which speak only as of the date of this  announcement.  National  Grid  Transco  does not  undertake  any obligation to publicly release any revisions to these  forward-looking  statements to reflect events or circumstances after the date of this announcement.

Notes to Editors

National Grid Transco

NGT  is an  international  network  infrastructure  business,  whose  principal  activities  are  in  the  regulated  transmission  and distribution of electricity and gas. In the UK it owns and operates the high-voltage  electricity  transmission  network in England and
Wales, and Britain's  natural gas  transportation  system. In the US it is one of the top ten electricity  companies,  with the largest electricity transmission and distribution network in the New England/New York region.

Prior to the merger  which  formed NGT (the  "Merger"),  National  Grid and Lattice  had  separately  been using their own  networks to develop site rental  businesses that provided  infrastructure to mobile  telecommunication  operators under the Gridcom and SST brands.
Following the Merger,  National  Grid's and Lattice's  businesses  were combined to create Gridcom UK. Under a new management  team led by Steven  Marshall,  CEO,  Gridcom UK has seen a marked  improvement in its market position and  profitability.  Gridcom UK is now the third largest independent mobile infrastructure provider in the UK with c.1,400 active sites and c.2,800 tenants.

Crown Castle

Crown Castle  International  Corp.  engineers,  deploys,  owns and operates  technologically  advanced shared wireless  infrastructure, including extensive networks of towers and rooftops.  The company offers wireless  communications  coverage to 68 of the top 100 United
States markets and to more than 92 percent of the Australian  population.  Crown Castle  International  owns, operates and manages over
10,600 and over 1,300 wireless communication sites in the US and Australia, respectively.

Crown Castle UK, headquartered in Warwick, was formed in 1997 following the privatisation of BBC Home Service Transmission Division.

Crown  Castle  UK is the  leading  independent  provider  of  infrastructure  to the  mobile  telecommunications  operators  in the UK.
Independent  players  have entered this market in the past 7 years and now have an overall  market  share of 18%, the  remainder  still being  provided by the mobile  operators.  With  c.3,500  active  sites and  c.10,200  mobile  tenants,  Crown Castle UK is the leading provider amongst the independent players.

It is also one of the two providers of terrestrial  infrastructure  for the  transmission of analogue and digital  television and radio broadcasts  in the UK,  owning some c.750 towers and  associated  transmission  equipment  and managing the  transmission  network.  In addition to traditional  analogue services,  Crown Castle UK has a strong position in the growing digital  television market,  owning 2 of the 6 licences and providing infrastructure services to all the Freeview channels and the BBC and BSkyB.

In the mobile  infrastructure  market,  capacity  expansion of 2G and the build out of 3G networks  are  expected to drive  substantial growth in the number of mobile  tenants  over the next five  years.  The  potential  for  outsourcing  by the mobile  telecommunication operators and the  development  of new  technologies  should  provide  further growth  opportunities.  In the broadcast  infrastructure market,  growth is expected to be driven by extended  geographic  coverage,  increasing  household  penetration  of digital  television services and an increasing number of digital television channels as switch-off of the analogue television signal occurs.